AllianceBernstein Unconstrained Bond Fund, Inc.
(formerly AllianceBernstein Diversified Yield Fund, Inc.)

811-07391

77C  Matters submitted to a vote of security holders

RESULTS OF SHAREHOLDERS MEETING
(unaudited)

The Annual Meeting of Stockholders of the AllianceBernstein Unconstrained
Bond Fund, Inc. (the “Fund”) was held on November 5, 2010 and adjourned until December 16, 2010 and January 5, 2011.  At the
December 16, 2010 Meeting, with respect to the first item of business, the election of Directors, the required number of outstanding shares were voted in favor of the proposal, and the proposal was approved.  At the January 5, 2011 Meeting, with respect to the fifth item of business, changes to the Fund’s fundamental policy regarding commodities, the required number of outstanding shares were voted in favor of the proposal, and the proposal was approved.  A description of each proposal and number of shares voted at the Meetings are as follows (the proposal numbers shown below correspond to the proposal numbers in the Fund’s proxy statement):

1. The election of the Directors, each such Director to serve a term of an indefinite duration and until his or her successor is duly elected and qualifies.
	Voted For	Withheld Authority
John H. Dobkin	6,249,617	276,558
Michael J. Downey	6,253,918	272,257
William H. Foulk, Jr.	6,231,954	294,221
D. James Guzy	6,247,534	278,641
Nancy P. Jacklin	6,248,804	277,371
Robert M. Keith	6,253,918	272,257
Garry L. Moody	6,239,309	286,866
Marshall C. Turner, Jr.	6,249,617	276,558
Earl D. Weiner	6,234,402	291,773

	Voted For	Voted Against	Abstained	Broker Non-Votes
5. Approve the Amendment of the Fund’s fundamental policy regarding commodities.	4,565,414	166,673	363,598	1,551,102

ABLegal/AUBF-N-SAR Item 77C -Results of shareholder mtg 11/10